Filed Pursuant to Rule 424(b)(3)
File No. 333-126267

PROSPECTUS

11,027,954 Shares

Rainmaker Systems, Inc.

Common Stock

This prospectus relates to resales of up to 11,027,954 shares of our common stock consisting of (i) 10,022,620 shares of common stock and (ii) 1,005,334 shares of common stock issuable upon exercise of warrants. 6,702,220 shares of common stock and 1,005,334 warrants were issued by us to certain selling stockholders in a private placement financing that was completed on June 15, 2005. 3,320,400 shares of common stock are offered for the account of certain stockholders of Rainmaker who were issued shares in connection with the acquisition by Rainmaker of Quarter End, Inc. on February 8, 2005.

The shares of common stock to which this prospectus relates may be sold from time to time by and for the account of the Selling Stockholders named in this prospectus or in supplements to this prospectus. The Selling Stockholders may sell all or a portion of these shares from time to time in market transactions, in negotiated transactions or otherwise. See “Plan of Distribution” on page 14 for additional information on the methods of sale.

We will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders. We may, however, receive cash proceeds upon the exercise of 1,005,334 warrants with an exercise price of $0.48 held by certain Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $483,000.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “RMKR.” On July 15, 2005, the last reported sales price of our common stock on the Nasdaq SmallCap Market was $0.58 per share.

Investing in these securities involves risks. You should carefully review the information contained in this prospectus under the heading “ Risk Factors” beginning on page 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 20, 2005.

You should rely only upon the information contained in, or incorporated by reference into, this document. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The common stock to which this prospectus relates is not being offered in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

The Company

Rainmaker Systems, Inc. and its subsidiaries (“Rainmaker,” “we,” “our,” “us” or “the Company”) is a leading provider of outsource sales and marketing programs. Our cost-effective programs generate service revenue and promote customer retention for our clients. Core services include professional telesales, direct marketing, hosted e-commerce, strategic lead generation services and applications that include outsourced call center services, lead/campaign management, training workshops, database and list management services, and web-based lead management campaigns.

Rainmaker was incorporated in 1991 under the laws of California and was subsequently reincorporated in 1999 under the laws of Delaware. Our principal executive offices are located at 1800 Green Hills Road, Scotts Valley, California 95066. Our telephone number is (831) 430-3800. Our website is www.rainmakersystems.com. The information found on our website is not incorporated into or a part of this prospectus.

The Offering

Common stock offered by Selling Stockholders (1)	11,027,954 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Stockholders. We may, however, receive cash proceeds upon the exercise of 1,005,334 warrants with an exercise price of $0.48 held by certain Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $483,000. See “Use of Proceeds” on page 10.

NASDAQ SmallCap Market Symbol	RMKR

(1)	Consists of 10,022,620 shares of common stock and 1,005,334 shares of common stock issuable upon the exercise of warrants.

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors in addition to the other information contained in this prospectus, including the information contained in the documents that are or will be incorporated by reference into this prospectus, before making a decision to invest in our common stock.

We have incurred recent losses and expect to incur losses in the future.

We have incurred net losses since fiscal 1999, and most recently incurred a net loss of $2.5 million for the quarter ended March 31, 2005 and a net loss of $4.9 million for the year ended December 31, 2004. Our accumulated losses through March 31, 2005 were $60.5 million. We may incur losses in the future, depending on the timing of signing of new clients, costs to initiate service for new clients, impact of new and existing clients, our decisions to further invest in our technology or infrastructure, and our ability to continue to increase our operating efficiencies.

We may need to raise additional capital which might not be available or which, if available, could be on terms adverse to our common stockholders.

We anticipate that our existing capital resources, cash flow expected to be generated from future operations, including the newly acquired Sunset Direct operations, and availability of external equity and debt financing sources will enable us to maintain our current level of operations, our planned operations and our planned capital expenditures for at least the next twelve months. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may also require additional capital for the acquisition of businesses, products and technologies that are complementary to ours. Further, if we issue equity securities to raise capital, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able execute our operating plan, to take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

Because we depend on a small number of clients for a significant portion of our revenue, the loss of a single client could result in a substantial decrease in our revenue.

We have generated a significant portion of our net revenues from the marketing and selling of products and services for a limited number of clients. For the quarter ended March 31, 2005, sales to customers of Dell Inc., (“Dell”) and Hewlett-Packard Company (“HP”) each accounted for more than 10% of our net revenues. For the quarter ended March 31, 2005, sales to customers of Dell and HP collectively accounted for 57% of net revenues. No individual client’s customer accounted for 10% or more of our net revenues for the quarter ended March 31, 2005. In 2004, 2003 and 2002, sales to customers of Dell, HP, Nortel Networks, Inc. (“Nortel”) and Sybase, Inc. (“Sybase”) each accounted for more than 10% of our net revenues. In 2004, 2003, and 2002, sales to customers of Dell, HP, Nortel and Sybase collectively accounted for 96%, 99%, and 93%, respectively, of net revenues and the largest individual client accounted for 47%, 34%, and 30% of our net revenues in 2004, 2003, and 2002, respectively

We have outsource services agreements with certain of our clients that expire at various dates ranging from July 2005 through April 2007. Many of our client agreements contain automatic renewal clauses. These clients may, however, terminate their contracts for cause in accordance with the provisions of each contract. In most cases, a client must provide us with advance written notice of its intention to terminate. The termination or non-renewal of outsource agreements with any one of our significant clients could have a material adverse effect on our financial position, results of operations and cash flows. We do not expect to renew our contract with Nortel, which expires in July 2005.

We expect that a small number of clients will continue to account for a significant portion of our net revenue. In addition, our technology clients operate in industries that are experiencing consolidation, which may reduce the number of our existing and potential clients.

Our revenue will decline if demand for our clients’ products and services decreases.

Our business primarily consists of marketing and selling our clients’ products and services to their customers. In addition, most of our revenue is based on a “pay for performance” model in which our revenues are based on the amount of our clients’ products and services that we sell. Accordingly, if a particular client’s products and services fail to appeal to its customers for reasons beyond our control, such as preference for a competing product or service, our revenue from the sale of the client’s products and services may decline.

We are exposed to increased costs and risks associated with complying with increasing and new regulations of corporate governance and disclosure standards.

In March 2005, the Securities and Exchange Commission postponed, for one year, the compliance date for reporting on internal control by non-accelerated filers. Despite this postponement, we expect to continue to spend an increased amount of management time and internal and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal control systems and attestations of the effectiveness of these systems by our independent auditors. We are currently documenting and testing our internal control systems and procedures and considering improvements that may be necessary in order for us to comply with the requirements of Section 404 by the end of 2006. This process has required us to hire outside advisory services and has resulted in additional accounting and legal expenses. While we believe that we currently have adequate internal controls over financial reporting, in the event that our chief executive officer, chief financial officer or independent auditors determine that our controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Terrorist acts and acts of war may harm our business and revenue, costs and expenses, and financial position.

Terrorist acts or acts of war my cause damage to our employees, facilities, clients, our clients’ customers, and vendors, which could significantly impact our revenues, costs and expenses and financial position. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot be presently predicted. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Our quarterly operating results may fluctuate, and if we do not meet market expectations, our stock price could decline.

We believe that quarter-to-quarter comparisons of our operating results are not a good indication of future performance. Although our operating results have generally improved from quarter to quarter until recently, our future operating results may not follow past trends in every quarter, even if they continue to improve overall. In any future quarter, our operating results may be below the expectation of public market analysts and investors.

Factors which may cause our future operating results to be below expectations include:

•	the growth of the market for outsourced sales and marketing solutions;

•	the demand for and acceptance of our services;

•	the demand for our clients’ products and services;

•	the length of the sales and integration cycle for our new clients;

•	our ability to expand relationships with existing clients;

•	our ability to develop and implement additional services, products and technologies;

•	the success of our direct sales force;

•	our ability to retain existing clients; and

•	our ability to integrate acquisitions (including our recent acquisition of Sunset Direct).

The length and unpredictability of the sales and integration cycles for our full solution service offering could cause delays in our revenue growth.

Selection of our services often entails an extended decision-making process on the part of prospective clients. We often must provide a significant level of education regarding the use and benefit of our services, which may delay the evaluation and acceptance process. The selling cycle can extend to approximately nine to twelve months or longer between initial client contact and signing of a contract for our services. Additionally, once our services are selected, the integration of our services often can be a lengthy process, which further impacts the timing of revenue. Because we are unable to control many of the factors that will influence our clients’ buying decisions or the integration of our services, the length and unpredictability of the sales and integration cycles make it difficult for us to forecast the growth and timing of our revenue.

If we are unable to attract and retain highly qualified management, sales and technical personnel, the quality of our services may decline, and our ability to execute our growth strategies may be harmed.

Our success depends to a significant extent upon the contributions of our executive officers and key sales and technical personnel and our ability to attract and retain highly qualified sales, technical and managerial personnel. Competition for personnel is intense as these personnel are limited in supply. We have at times experienced difficulty in recruiting qualified personnel, and there can be no assurance that we will not experience difficulties in the future. Any difficulties could limit our future growth. The loss of certain key personnel, particularly Michael Silton, our chief executive officer, and Steve Valenzuela, our chief financial officer, could seriously harm our business. We have obtained a life insurance policy in the amount of $6.3 million on Michael Silton.

We have strong competitors and may not be able to compete effectively against them.

Competition in CRM services is intense, and we expect such competition to increase in the future. Our competitors include system integrators, ecommerce solutions providers, and other outsource providers of different components of customer interaction management. We also face competition from internal marketing departments of current and potential clients. Additionally, we may face competition from outsource providers with substantial offshore facilities which may enable them to compete aggressively with similar service offerings at a substantially lower price. Many of our existing or potential competitors have greater name recognition, longer operating histories, and significantly greater financial, technical and marketing resources, which could further impact our ability to address competitive pressures. Should competitive factors require us to increase spending for, and investment in, client acquisition and retention or for the development of new services, our expenses could increase disproportionately to our revenues. Competitive pressures may also necessitate price reductions and other actions that would likely affect our business adversely. Additionally, there can be no assurances that we will have the resources to maintain a higher level of spending to address changes in the competitive landscape. Failure to maintain or to produce revenue proportionate to any increase in expenses would have a negative impact on our financial results.

The demand for outsourced sales and marketing services is highly uncertain.

Demand and acceptance of our sales and marketing services is dependent upon companies’ willingness to outsource these processes. It is possible that these outsourced solutions may never achieve broad market acceptance. If the market for our services does not grow or grows more slowly than we currently anticipate, our business, financial condition and operating results may be materially adversely affected.

Our success depends on our ability to successfully manage growth.

Any future growth will place additional demands on our managerial, administrative, operational and financial resources. We will need to improve our operational, financial and managerial controls and information systems and procedures and will need to train and manage our overall work force. If we are unable to manage additional growth effectively, our business will be harmed.

Our business strategy may ultimately include expansion into foreign markets, which would require increased expenditures, and if our international operations are not successfully implemented, they may not result in increased revenue or growth of our business.

Our long-term growth strategy may include expansion into international markets. As a result, we may need to establish international operations, hire additional personnel and establish relationships with additional clients and customers in those markets. This expansion may require significant financial resources and management attention and could have a negative effect on our earnings. In addition, we may be exposed to political risks associated with operating in foreign markets. We cannot assure you that we will be successful in creating international demand for our CRM services or that we will be able to effectively sell our clients’ products and services in international markets.

Any business combinations in which we participate could result in dilution, unfavorable accounting charges and difficulties in successfully managing our business.

As part of our business strategy, we review from time to time business combination prospects that would complement our existing business or enhance our technological capabilities, such as our recent acquisition of Sunset Direct. Future business combinations by us could result in potentially dilutive issuances of equity securities, large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could cause our financial performance to suffer. Furthermore, business combinations entail numerous risks and uncertainties, including:

•	difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the combined companies;

•	diversion of management’s attention from other business concerns;

•	risks of entering geographic and business markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

We cannot be certain that we would be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and our failure to do so could limit our future growth. Although we do not currently have any agreement with respect to any material business combinations, we may enter into business combinations with complementary businesses, products or technologies in the future. However, we may not be able to locate suitable business combination opportunities.

We rely heavily on our communications infrastructure, and the failure to invest in or the loss of these systems could disrupt the operation and growth of our business and result in the loss of clients or our clients’ customers.

Our success is dependent in large part on our continued investment in sophisticated computer, Internet and telecommunications systems. We have invested significantly in technology and anticipate that it will be necessary to continue to do so in the future to remain competitive. These technologies are evolving rapidly and are characterized by short product life cycles, which require us to anticipate technological developments. We may be unsuccessful in anticipating, managing, adopting and integrating technological changes on a timely basis, or we may not have the capital resources available to invest in new technologies. Temporary or permanent loss of these systems could limit our ability to conduct our business and result in lost revenue.

If we are unable to safeguard our networks and clients’ data, our clients may not use our services and our business may be harmed.

Our networks may be vulnerable to unauthorized access, computer hacking, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. Although we intend to continue to implement industry-standard security measures, these measures may be inadequate.

Damage to our facilities may disable our operations.

We have taken precautions to protect ourselves from events that could interrupt our services, such as off-site storage of computer backup data and a backup power source, but there can be no assurance that an earthquake, fire, flood or other disaster affecting any of our facilities would not disable these operations.

In February 2005, we acquired Sunset Direct that has its primary facility located in Austin, Texas. We believe our combined operational facilities would help to minimize but not eliminate disruptions to the operations of the Company in the event of a business interruption in any one of our facilities on a short-term basis. In the event of the loss of a facility in either Scotts Valley or Austin, our business would be impacted until such time as we were able to transfer operations to the sister facility. While we maintain insurance coverage for business interruptions, such coverage does not extend to losses caused by earthquake and such coverage may not be sufficient to cover all possible losses.

If we fail to adequately protect our intellectual property or face a claim of intellectual property infringement by a third party, we may lose our intellectual property rights and be liable for significant damages.

We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks, service marks, trade names or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe the intellectual property rights of others, other parties may assert infringement claims against us that we violated their intellectual property rights. These claims, even if not true, could result in significant legal and other costs and may be a distraction to management. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States, so if our business expands into foreign countries, risks associated with protecting our intellectual property will increase. We have applied to register the RAINMAKER SYSTEMS, RAINMAKER (and Design), CONTRACT RENEWALS PLUS, and EDUCATION SALES PLUS services marks in the United States and certain foreign countries, and have received registrations for the RAINMAKER SYSTEMS service mark in the United States, Canada, Australia, the European Community, Switzerland, Norway and New Zealand, the RAINMAKER (and Design) mark in the United States and the European Community, the CONTRACTS RENEWALS PLUS mark in the United States and Switzerland, and the EDUCATION SALES PLUS mark in the United States and Switzerland.

Increased government regulation of the Internet could decrease the demand for our services and increase our cost of doing business.

The increasing popularity and use of the Internet and online services may lead to the adoption of new laws and regulations in the U.S. or elsewhere covering issues such as online privacy, copyright and trademark, sales taxes and fair business practices or which require qualification to do business as a foreign corporation in certain jurisdictions. Increased government regulation, or the application of existing laws to online activities, could inhibit Internet growth. A number of government authorities are increasingly focusing on online privacy issues and the use of personal information. Our business could be adversely affected if new regulations regarding the use of personal information are introduced or if government authorities choose to investigate our privacy practices. In addition, the European Union has adopted directives addressing data privacy that may limit the collection and use of some information regarding Internet users. Such directives may limit our ability to target our clients’ customers or collect and use information. A decline in the growth of the Internet could decrease demand for our services and increase our cost of doing business and otherwise harm our business.

We are subject to government regulation of direct marketing, which could restrict the operation and growth of our business.

The Federal Trade Commission’s (“FTC’s”) telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically addresses other perceived telemarketing abuses in the offering of prizes. Additionally, the FTC’s rules limit the hours during which telemarketers may call consumers. The Federal Telephone Consumer Protection Act of 1991 contains other restrictions on facsimile transmissions and on telemarketers, including a prohibition on the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing and some states have enacted restrictions similar to these federal laws. In addition, a number of states regulate email and facsimile transmissions. The failure to comply with applicable statutes and regulations could result in penalties. There can be no assurance that additional federal or state legislation, or changes in regulatory implementation, or judicial interpretation of existing or future laws would not limit our activities in the future or significantly increase the cost of regulatory compliance.

Our directors and their affiliates own a large percentage of our stock and can significantly influence all matters requiring stockholder approval.

Our directors, executive officers and entities affiliated with them together beneficially control approximately 16.9% of our outstanding shares (based on the number of shares outstanding as of June 24, 2005). As a result, any significant combination of those stockholders, acting together, may have the ability to disproportionately influence all matters requiring stockholder approval, including the election of directors, and any merger, consolidation or sale of all or substantially all of our assets. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Rainmaker, which, in turn, could depress the market price of our common stock.

Our charter documents and Delaware law contain anti-takeover provisions that could deter takeover attempts, even if a transaction would be beneficial to our stockholders.

The provisions of Delaware law and of our certificate of incorporation and bylaws could make it difficult for a third party to acquire us, even though an acquisition might be beneficial to our stockholders. Our certificate of incorporation provides our board of directors the authority, without stockholder action, to issue up to 20,000,000 shares of preferred stock in one or more series. Our board determines when we will issue preferred stock, and the rights, preferences and privileges of any preferred stock. In addition, our bylaws establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. Delaware corporate law also contains provisions that can affect the ability to take over a company.

Our stock price may be volatile resulting in potential litigation.

If our stock price is volatile, we could face securities class action litigation. In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources and could cause our stock price to fall. The trading price of our common stock could fluctuate widely due to:

•	quarter to quarter variations in results of operations;

•	loss of a major client;

•	announcements of technological innovations by us or our competitors;

•	changes in, or our failure to meet, the expectations of securities analysts;

•	new products or services offered by us or our competitors;

•	changes in market valuations of similar companies;

•	announcements of strategic relationships or acquisitions by us or our competitors;

•	other events or factors that may be beyond our control; or

•	if we raise additional cash, this would likely be highly dilutive to investors and our stock price may decline.

In addition, the securities markets in general have experienced extreme price and trading volume volatility in the past. The trading prices of securities of many business process outsourcing companies have fluctuated broadly, often for reasons unrelated to the operating performance of the specific companies. These general market and industry factors may adversely affect the trading price of our common stock, regardless of our actual operating performance.

We may have difficulty obtaining director and officer liability insurance in acceptable amounts for acceptable rates.

Like most other public companies, we carry insurance protecting our officers and directors and us against claims relating to the conduct of our business. This insurance covers, among other things, the costs incurred by companies and their management to defend against and resolve claims relating to management conduct and results of operations, such as securities class action claims. These claims typically are extremely expensive to defend against and resolve. Hence, as is customary, we purchase and maintain insurance to cover some of these costs. We pay significant premiums to acquire and maintain this insurance, which is provided by third-party insurers. Since 1999, the premiums we have paid for this insurance have increased substantially. One consequence of the current economic climate and decline in stock prices has been a substantial general increase in the number of securities class actions and similar claims brought against public corporations and their management. Many, if not all, of these actions and claims are, and will likely continue to be, at least partially insured by third-party insurers. Consequently, insurers providing director and officer liability insurance have in recent periods sharply increased the premiums they charge for this insurance, raised retentions (that is, the amount of liability that a company is required to itself pay to defend and resolve a claim before any applicable insurance is provided), and limited the amount of insurance they will provide. Moreover, insurers typically provide only one-year policies. We renewed our director and officer insurance in the fourth quarter of 2004 for a one-year term. In the fourth quarter of 2005, we will be required to do the same. Particularly in the current economic environment, we cannot assure that we will be able to obtain sufficient director and officer liability insurance coverage at acceptable rates and with acceptable deductibles and other limitations. Failure to obtain such insurance could materially harm our financial condition in the event that we are required to defend against and resolve any future securities class actions or other claims made against us or our management. Further, the inability to obtain such insurance in adequate amounts may impair our future ability to retain and recruit qualified officers and directors.

Our business may be subject to additional obligations to collect and remit sales tax and, any successful action by state authorities to collect additional sales tax could adversely harm our business.

We file sales tax returns in certain states within the United States as required by law and certain client contracts for a portion of the outsourced sales and marketing services that we provide. We do not collect sales or other similar taxes in other states and many of the states do not apply sales or similar taxes to the vast majority of the services that we provide. However, one or more states could seek to impose additional sales or use tax collection and record-keeping obligations on us. Any successful action by state authorities to compel us to collect and remit sales tax, either retroactively or prospectively or both, could adversely affect our results of operations and business.

If we fail to meet the Nasdaq SmallCap Market listing requirements, our common stock will be delisted.

Our common stock is currently listed on the Nasdaq SmallCap Market. Nasdaq has requirements that a company must meet in order to remain listed on the Nasdaq SmallCap Market. If we continue to experience losses from our operations, or are unable to raise additional funds or our stock price does not meet minimum standards, we may not be able to maintain the standards for continued listing on the Nasdaq SmallCap Market, which include, among other things, that our stock maintain a minimum closing bid price of at least $1.00 per share (subject to applicable grace and cure periods). If as a result of the application of such listing requirements our common stock is delisted from the Nasdaq SmallCap Market, our stock would become harder to buy and sell. Consequently, if we were removed from the Nasdaq SmallCap Market, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline. As a result, the ability to resell shares of our common stock could be adversely affected.

As we reported on our Current Report on Form 8-K filed on March 11, 2005, we received a deficiency notice from Nasdaq on March 9, 2005, indicating that our stock failed to close above $1.00 for 30 consecutive trading days, making us subject to delisting from Nasdaq for this deficiency at the conclusion of a 180-day grace period which expires on September 6, 2005, unless we are able to cure such deficiency before such time or are then eligible for an additional 180-day grace period under Nasdaq’s marketplace rules.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities. As of June 24, 2005, we had 55,383,513 outstanding shares of common stock. As of June 24, 2005, there were an aggregate of 8,352,457 shares of common stock issuable upon exercise of outstanding stock options and warrants, including 6,376,450 shares issuable upon exercise of options outstanding under our option plan, 1,005,334 shares of common stock issuable upon exercise of the outstanding warrants issued in our private placement transaction completed on June 15, 2005, and 970,673 shares of common stock issuable upon exercise of the outstanding warrants issued in our private placement transaction completed on February 20, 2004. Under our existing stock option plan and employee stock purchase plan, we may issue up to an additional 6,740,701 shares and 2,334,864 shares of our common stock, respectively, subject to the terms and conditions of such plans. We may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, compensation or otherwise. We have not entered into any definitive agreements regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

USE OF PROCEEDS

The Selling Stockholders will receive all proceeds from the sale of the shares of common stock offered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. We may, however, receive cash proceeds upon the exercise of 1,005,334 warrants held by certain Selling Stockholders. The warrants have an exercise price of $0.48 per share and if all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $483,000, which will be used for general corporate purposes.

ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

We entered into a purchase agreement, dated as of June 15, 2005, with certain of the Selling Stockholders, who paid us an aggregate of $2.7 million in gross proceeds in consideration for 6,702,220 shares of our common stock. The private placement consisted of 6,400,000 shares of the Company’s common stock at a price of $0.40 per share, for gross proceeds of $2,560,000, and 302,220 shares of the Company’s common stock at a price of $0.45 per share, for gross proceeds of $136,000. In addition, the Company granted 1,005,334 warrants to purchase common stock of the Company to the investors with an exercise price of $0.48. In the purchase agreement, each of the Selling Stockholders that purchased shares of our common stock represented that it had acquired the shares for investment purposes only and with no present intention of distributing those shares, except in compliance with all applicable securities laws. In addition, each of the Selling Stockholders represented that it qualified as an “accredited investor” as that term is defined in Rule 501 under the Securities Act of 1933. As part of the transactions with these Selling Stockholders, we agreed to file a registration statement, of which this prospectus is a part, to register the resale of these shares by the Selling Stockholders. All of the 6,702,220 shares of common stock were “restricted securities” under the Securities Act of 1933 prior to the effectiveness of this registration statement.

On February 8, 2005, we agreed to acquire Quarter End, Inc. (renamed Sunset Direct, Inc. in connection with such transaction, “Sunset Direct”) pursuant to a merger agreement among Sunset Direct, the shareholders of Sunset Direct, the shareholder representative and us. In connection with the transaction, we issued 3,320,400 shares of Rainmaker common stock to the shareholders of Sunset Direct. The Selling Stockholders identified with this transaction in the table below were all of the shareholders of Sunset Direct. Pursuant to the merger agreement, the Company agreed to file this registration statement with the Securities and Exchange Commission with respect to the shares that were issued to Sunset Direct’s shareholders pursuant to the merger transaction. After this registration statement becomes effective, by virtue of contractual sale limitations, approximately 330,378 of such shares will be available for public sale, with an additional 1,359,951 of such shares available for sale August 8, 2005, 399,986 of such shares available for sale November 8, 2005 and 399,985 of such shares available for sale February 6, 2006. Approximately 830,100 shares of common stock consideration have been placed in escrow and will not be released until February 6, 2006, subject to potential post-closing adjustments.

SELLING STOCKHOLDERS

The shares offered hereby were acquired by the Selling Stockholders in connection with either the private placement financing that was completed on June 15, 2005 or our acquisition of Sunset Direct, as described above.

We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the Selling Stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of each Selling Stockholder,

•	the number and percent of shares of our common stock that each Selling Stockholder beneficially owned prior to the offering for resale of the shares under this prospectus, including warrants to purchase common shares and options to purchase common shares that are exercisable within 60 days of the date of this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of each Selling Stockholder under this prospectus, and

•	the number and percent of shares of our common stock to be beneficially owned by each Selling Stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by each Selling Stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Stockholder may offer under this prospectus. We do not know how long each Selling Stockholder will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by each Selling Stockholder listed below.

This table is prepared to reflect ownership as of June 24, 2005 solely based on information supplied to us by the listed Selling Stockholder, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 55,383,513 shares of our common stock issued and outstanding on June 24, 2005, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Selling Stockholder	Number	Percent		Number	Percent
Central National Gottesman, Inc. (1)	73,945	*	73,945	0	0%
Dean M. Cooper (2)	775,192	1.4%	775,192	0	0%
CRL Management LLC (1)	655,000	1.2%	230,000	425,000	*
Diker Value Tech QP Fund, LP (1)	750,605	1.4%	750,605	0	0%
Diker Value Tech Fund LP (1)	612,950	1.1%	612,950	0	0%
Clinton J. Hauptmeier (1) (2)	168,667	*	168,667	0	0%
John Houtsma (1) (2)	1,037,138	1.9%	1,037,138	0	0%
Robert Langer (1)	25,555	*	25,555	0	0%
Robert Leff (1) (3)	712,777	1.3%	51,111	661,666	1.2%
Mitchell Levy (1) (4)	72,220	*	12,778	59,442	*
James D. Lewis (2)	166,112	*	166,112	0	0%
Jeffrey T. McElroy (2)	166,112	*	166,112	0	0%
Alok Mohan (1) (5)	622,777	1.1%	51,111	571,666	1.0%
Edwin Okamura (1) (2)	551,577	*	551,577	0	0%
Bradford Peppard (1) (6)	110,611	*	51,111	59,500	*
Rawleigh Ralls (1)	1,437,500	2.6%	1,437,500	0	0%
Jeffrey M. Ryan (2)	330,378	*	330,378	0	0%
Sandor Capital Master Fund LP (1)	1,059,324	1.9%	862,500	196,824	*
Sargon Capital LLC (1)	143,750	*	143,750	0	0%
Sargon Capital International Fund LTD (1)	143,750	*	143,750	0	0%
Larry Schork (1) (7)	65,069	*	12,778	52,291	*
SF Capital Partners LTD. (1)(9)	2,813,275	5.1%	2,875,000	313,275	*
Michael Silton (1) (8)	6,416,085	11.5%	76,667	6,349,418	11.3%
Dustin Uremovich (2)	166,112	*	166,112	0	0%
Steve Valenzuela (1)	25,555	*	25,555	0	0%
Jeffrey W. Waters (1)	546,000	*	230,000	316,000	*

*	Less than 1%.
(1)	Selling Stockholder purchased shares in the private placement completed on June 15, 2005.

(2)	Selling Stockholder was issued shares pursuant to the merger agreement dated February 8, 2005 with Sunset Direct.

(3)	Includes 251,666 options to purchase common stock, which are exercisable within 60 days of the date of this prospectus.

(4)	Includes 37,500 options to purchase common stock, which are exercisable within 60 days of the date of this prospectus.

(5)	Includes 551,666 options to purchase common stock, which are exercisable within 60 days of the date of this prospectus.

(6)	Includes 37,500 options to purchase common stock, which are exercisable within 60 days of the date of this prospectus.

(7)	Includes 51,041 options to purchase common stock, which are exercisable within 60 days of the date of this prospectus.

(8)	Includes 626,040 options to purchase common stock, which are exercisable within 60 days of the date of this prospectus. Excludes warrant to purchase 10,000 shares of common stock which is not exercisable within 60 days of the date of this prospectus.

(9)	Excludes warrant to purchase 375,000 shares of common stock which is not exercisable within 60 days of the date of this prospectus.

Relationship of Selling Stockholders to the Company

Michael Silton is the Chief Executive Officer of the Company. Steve Valenzuela is the Chief Financial Officer of the Company. John Houtsma and Edwin Okamura hold the positions of Vice President of Sales and Vice President of Marketing, respectively of Rainmaker. Lawrence Schork and Clinton Hauptmeier hold the positions of Vice President of Technology and General Manager of Lead Generation, respectively, of Rainmaker. Dean Cooper, Robert Langer, James Lewis, Jeffrey McElroy, and Dustin Uremovich are employees of Rainmaker or Sunset Direct. Alok Mohan, Robert Leff, Mitchell Levy, and Bradford Peppard are all members of the board of directors of Rainmaker. Mr. Ryan is a former employee of Sunset Direct. Other than as set forth in the previous sentences and in their capacity as stockholders, the Selling Stockholders do not have a material relationship with us.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. We may, however, receive cash proceeds upon the exercise of 1,005,334 warrants held by certain Selling Stockholders. The warrants have an exercise price of $0.48 per share and if all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $483,000, which will be used for general corporate purposes.

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits Purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledge intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the Selling Stockholders use this prospectus for any sale of the Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by White & Case, LLP, San Francisco, California.

EXPERTS

The 2004 financial statements and schedule incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The 2003 and 2002 financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated by reference in this Prospectus have been audited by Ernst & Young, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Copies of the reports, proxy and information statements and other information may also be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

We also make available free of charge through our internet website at http://www.rainmakersystems.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We will provide you with a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus at no cost to you upon written or oral request to:

Rainmaker Systems, Inc.

1800 Green Hills Road

Scotts Valley, CA 95066

Attention: Steve Valenzuela

Chief Financial Officer

Telephone: (831) 430-3800

Incorporation by Reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the documents publicly filed with the SEC containing this information. The information incorporated by reference is deemed to be a part of this prospectus. We incorporate by reference into this prospectus our documents listed below and any documents we file subsequently with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the transactions contemplated by this prospectus are completed (which filed documents do not include any portion thereof containing information furnished under either Item 9 or Item 12, or any related exhibit, of any Current Report on Form 8-K):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 18, 2005, as amended by our Annual Report on Form 10-K/A filed with the SEC on March 22, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 13, 2005: and

•	Our Current Reports on Form 8-K and 8-K/A, as applicable, filed with the SEC on February 10, 2005, February 11, 2005, February 25, 2005, March 11, 2005, April 7, 2005, April 25, 2005, April 28, 2005, April 28, 2005, May 13, 2005, June 16, 2005, July 5, 2005, July 6, 2005, and July 14, 2005.

The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. All documents that we file after the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering, shall be deemed incorporated by reference into this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors”, that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed or implied by such forward-looking statements.

Among the important factors which could cause actual results to differ materially from those in the forward-looking statements are general market conditions, unfavorable economic conditions, our ability to execute our business strategy, our ability to integrate acquisitions (including our recent acquisition of Sunset Direct) and expand our call center without disruption to our business, the effectiveness of our sales team and approach, our ability to target, analyze and forecast the revenue to be derived from a client and the costs associated with providing services to that client, the date during the course of a calendar year that a new client is acquired, the length of the integration cycle for new clients and the timing of revenues and costs associated therewith, our client concentration given that the Company is currently dependent on a few large client relationships, potential competition in the marketplace, the ability to retain and attract employees, market acceptance of our service programs and pricing options, our ability to maintain our existing technology platform and to deploy new technology, our ability to sign new clients and control expenses, the possibility of the discontinuation of some client relationships, the financial condition of our clients’ business and other factors detailed in the Company’s filings with the Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We assume no obligation to update such forward-looking statements publicly for any reason even if new information becomes available in the future.